GREAT SOUTHERN BANCORP, INC.
1451 East Battlefield
Springfield, Missouri  65804

July 27, 2016

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Great Southern Bancorp, Inc. (“we” or the “Company”)
Request for Acceleration of Effectiveness of
Registration Statement on Form S-3 (File No. 333-212444)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced registration statement to July 28, 2016 at 3:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable. We acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GREAT SOUTHERN BANCORP, INC.

By:	/s/ Rex A. Copeland
Name:	Rex A. Copeland
Title:	Treasurer